So
3-11-02



02007592

19
3/6

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-20052

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Church, Gregory, Adams Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Clairmont Road



SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
143
WASH. D.C. SECTION

Decatur	GA	30030-1837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Bruce Church 404-378-4515
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

Jones and Kolb

Ten Piedmont Center, Suite 100	Atlanta	GA	30305
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

3/12/02
SS

Financial Statement Presentation and Classification

Oath or Affirmation

I, D. Bruce Church swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Church, Gregory, Adams Securities Corporation, as of 12/31/2001 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, ir director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn to before me this 21st day of February, 2002

Notary Public

Notary Public, Gwinnett County, Georgia
My Commission Expires Dec. 7, 2003

This report* contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☑ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☑ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC supplemental report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☑ (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an additional letter of attestation.

NO SIPC REPORT IS REQUIRED PURSUANT TO NASD NOTICE TO MEMBERS 89-25.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
Church, Gregory, Adams Securities Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of Church, Gregory, Adams Securities Corporation as of December 31, 2001, and the related statements of income and comprehensive income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Church, Gregory, Adams Securities Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 7 through 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Further, we have determined that Church, Gregory, Adams Securities Corporation, for the year ended December 31, 2001, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it held no funds or securities for, carried no margin accounts for, or owed no money or securities to its customers. Church, Gregory, Adams Securities Corporation clears all transactions with and for customers on a fully disclosed basis with a clearing member which carries all customer accounts and maintains and preserves all books and records pertaining thereto. We have also determined that at December 31, 2001, the Company had no liabilities subordinated to the claims of creditors.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Jones and Kolb

February 5, 2002

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (including $39,815 in money market funds)	$ 59,113
Accounts receivable - broker	401
Loan to shareholder	30,000
Total current assets	89,514
PROPERTY	
Furniture and fixtures	8,784
Less accumulated depreciation	(8,784)
Property - net	0
OTHER ASSET - Marketable securities, at market	80,655
Total assets	$ 170,169

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITY - Commission payable	$ 16,000
DEFERRED INCOME TAXES - Non-current	1,049
SHAREHOLDER'S EQUITY	
Common stock - authorized 50,000 shares at $1 par value, 19,800 shares issued and outstanding	19,800
Retained earnings	133,320
Total shareholder's equity	153,120
Total liabilities and shareholder's equity	$ 170,169

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK		RETAINED	TOTAL SHAREHOLDER'S
	SHARES	AMOUNT	EARNINGS	EQUITY
Balance - December 31, 2000	19,800	$ 19,800	$ 134,622	$ 154,422
Net loss			(1,302)	(1,302)
Balance - December 31, 2001	19,800	$ 19,800	$ 133,320	$ 153,120

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission and advisory income	$ 112,791
Interest and dividend income	1,943
Total revenues	114,734
COSTS AND EXPENSES	
Commissions	89,500
Rents	5,000
Office expenses	9,784
Telephone	3,649
Professional license and fees	3,583
Professional fees	1,650
Total costs and expenses	113,166
NET INCOME	1,568
OTHER COMPREHENSIVE LOSS	
Unrealized loss on marketable securities, net of tax benefit of $733	(2,870)
NET COMPREHENSIVE LOSS	$ (1,302)

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 114,828
Cash paid for general and operating expenses	(107,166)
Cash received from interest and dividend income	1,943
Net cash provided by operating activities	9,605
Cash at beginning of year	49,508
Cash at end of year	$ 59,113
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net loss	$ (1,302)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in accounts receivable	2,038
Increase in accrued commissions	6,000
Decrease in deferred taxes	(733)
Unrealized losses on marketable securities	3,602
Net cash provided by operating activities	$ 9,605

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed October 8, 1975 primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The Company has registered with the Securities and Exchange Commission and various states' securities commissions. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

B. Property acquired since December 31, 1980 is recorded at cost and was depreciated over a five year estimated useful life using accelerated methods. Property acquired prior to December 31, 1980 was depreciated over a ten year estimated useful life using the straight-line method.

C. The Company's tax returns are filed using the cash basis of accounting, and the financial statements are prepared on the accrual basis of accounting.

D. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any other highly liquid instruments with a maturity date of three months or less.

E. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company occupies office space which is leased by an affiliate and has an agreement with the affiliate whereby it reimburses rent and other overhead expenses to the affiliate on a discretionary pro rata basis. During 2001, the Company reimbursed the affiliate approximately $5,000 for overhead expenses.

The Company holds an unsecured non-interest bearing demand note from its shareholder of $30,000 at December 31, 2001.

3. MARKETABLE SECURITIES

The Company invests in corporate stocks. At December 31, 2001, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an actual cost per share basis for determining realized gains or losses. At December 31, 2001, these securities had a fair value of $80,655, a cost of $75,770 and an unrealized gain of $4,885.

4. INCOME TAXES

Deferred income taxes of $1,049 have been calculated on the difference between the basis of marketable securities for financial reporting and tax reporting purposes and have been obtained by applying the expected statutory tax rates to pretax income. Deferred taxes have been classified as noncurrent since management expects to hold the investments as long-term investments. A deferred tax benefit of $733 has been offset against other comprehensive loss.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2001

Total shareholder's equity from balance sheet	$ 153,120
Less non-allowable assets - Loans to shareholder	30,000
Net capital before haircuts	123,120
[1]Less haircuts	(12,894)
[2]Undue concentration	(1,887)
Add:	
Deferred income taxes related to unrealized appreciation haircut ($1,049 x 15%)	157
Deferred income taxes related to unrealized appreciation on undue concentration haircut ($1,049 x 15% x 15.60%)	25
Net capital	$ 108,521

[1]Money market ($39,815 x 2%)	$ 796	
Marketable securities ($80,655 x 15%)	12,098	
Total	$ 12,894	
[2]Undue concentration -		
Marketable securities	$ 80,655	100.00 %
Less excess over FMV of 500 shares	(68,075)	(84.40)%
	12,580	15.60%
	x 15%	
Undue concentration haircut amount	$ 1,887	

See Independent Accountants' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2001

	Reported In Unaudited Part II A Focus Report	Difference	Reported In Audited Financial Statement
Total shareholder's equity from balance sheet	$ 153,120		$ 153,120
Less non-allowable asset	(30,000)		(30,000)
Haircuts	(16,327)	$ 1,546[1]	(14,781)
Add deferred income tax		182[2]	182
Net capital	$ 106,793	$ 1,728	$ 108,521

DIFFERENCES:

[1] Adjustment for application of undue concentration haircut amount.

[2] Adjustment for deferred tax liability relating to unrealized appreciation deducted from net worth (haircut) as required by 15c3-1(c)(2)(i)(c)(3).

See Independent Accountants' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2001

Aggregate indebtedness	$ 17,049
Basic net capital requirement	
Minimum net capital requirement	$ 50,000
Net capital	108,519
Excess net capital	$ 58,519
Percentage of aggregate indebtedness to net capital	15.71%

See Independent Accountants' Report.

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation
Atlanta, Georgia

In planning and performing our audit of the financial statements of Church, Gregory, Adams Securities Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the fiscal year ended December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 5, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
143
WASH. D.C.
SECTION

CHURCH, GREGORY, ADAMS
SECURITIES CORPORATION

ATLANTA, GEORGIA

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001